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                                                                   EXHIBIT 23.1







                           INDEPENDENT AUDITORS' CONSENT




The Board of Directors
Kinnard Investments, Inc.:

The Board of Directors
MI Acquisition Corporation:


We hereby consent to the use of our reports included or incorporated herein by reference and to the references to our firm under the headings "SELECTED FINANCIAL DATA" and "EXPERTS" in the Joint Proxy Statement/Prospectus.


Our report dated December 30, 1998, contains an explanatory paragraph which states that effective July 31, 1997, an investor group acquired all of the outstanding stock of Miller & Schroeder, Inc. in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.



/s/ KPMG LLP

Minneapolis, Minnesota
July 8, 1999